

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

April 17, 2009

<u>Via Mail and Fax</u>

Marsha C. Williams
Senior Vice President and Chief Financial Officer
Orbitz Worldwide, Inc.
500 W. Madison Street, Suite 1000
Chicago, Ill 60661

> **RE: Orbitz Worldwide, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **File Number: 001-33599**

Dear Ms. Williams:

      We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

                         Sincerely,

                         Lyn Shenk
                         Branch Chief